Degrees Plato

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Petty cash	867.02
Wells Fargo checking...6534	12,653.71
Total Bank Accounts	**$13,520.73**
Accounts Receivable	
Accounts Receivable (A/R)	-173.95
Total Accounts Receivable	**$ -173.95**
Other Current Assets	
Credit card receivable	55,795.03
Inventory	0.00
Beer	0.00
Food	370.65
Non-food supplies	0.00
Wine	0.00
Total Inventory	**370.65**
Uncategorized Asset	-108.26
Total Other Current Assets	**$56,057.42**
Total Current Assets	**$69,404.20**
Fixed Assets	
Furniture & fixtures	40,904.64
Leasehold improvements	69,546.96
Machinery & equipment	43,080.00
Organizational costs	723.98
Software	2,523.48
Start-Up Costs	44,259.30
Trademark	225.00
zAccum. Amortization	-2,483.00
zAccum. Depreciation	-58,610.00
zAccum. Depreciation - COGS	-32,131.00
Total Fixed Assets	**$108,039.36**
TOTAL ASSETS	**$177,443.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Visa...9899	10,193.19
Hawaiian Air MC...7283 (3379)	4,446.05
Total Credit Cards	**$14,639.24**
Other Current Liabilities	
DO NOT USE California Payable	-12.95

	TOTAL
Gift cards sold	0.00
Main Street Launch Loan	220,496.01
Payroll payable	778.36
Payroll taxes payable	0.00
Wells Fargo	0.00
Total Other Current Liabilities	**$221,261.42**
Total Current Liabilities	**$235,900.66**
Total Liabilities	**$235,900.66**
Equity	
Opening Balance Equity	-9,960.26
Owner's Investment	193,551.10
Owner's Pay & Personal Expenses	-5,240.16
Retained Earnings	-262,483.27
Net Income	25,675.49
Total Equity	**$ -58,457.10**
TOTAL LIABILITIES AND EQUITY	**$177,443.56**